Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this filing. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements.

Overview

Intercont was established under the laws of the Cayman Islands on July 4, 2023 as a holding company. The Company, through its subsidiaries (collectively, the “Group”), is currently principally engaged in time charter service and vessel management services business globally.

For the six months ended December 31, 2025 and 2024, our revenues were approximately $12.6 million and $13.4 million, respectively. For the six months ended December31, 2025 and 2024, we had a net loss of approximately $2.7 million and net income of $0.9 million, respectively.

Recent Development

On January 26, 2026, Intercont (Cayman) Limited (the “Company”) held an extraordinary general meeting of shareholders (the “Meeting”). At the Meeting, the shareholders approved, among other resolutions, an amendment to the Company’s authorized share capital, the creation of two new classes of ordinary shares, and the re-designation of existing shares.

The authorized share capital was increased from US$50,000, divided into 500,000,000 ordinary shares of par value US$0.0001 each, to US$100,000, divided into 1,000,000,000 ordinary shares of par value US$0.0001 each.

The shareholders also authorized, established, and designated two new classes of ordinary shares: Class A Ordinary Shares and Class B Ordinary Shares. Class A shares have one vote each, while Class B shares have thirty votes each and weighted voting rights. Class B shares are convertible into Class A shares at the holder’s option, but Class A shares are not convertible into any other class.

Furthermore, the shareholders approved the re-designation of:

(1)	5,164,951 existing authorized and issued ordinary shares as Class B Shares. This includes 908,708 shares held by EASCOR HOLDING LIMITED and 4,256,243 shares held by BEVERLY HOLDING LIMITED.

(2)	The remaining 25,319,350 issued ordinary shares as Class A Shares.

(3)	969,515,699 authorized but unissued ordinary shares as Class A Shares.

On March 22, 2026, the Company’s Board of Directors passed written resolutions to implement a 25:1 share consolidation to ensure the Company meets the minimum bid price requirement for continued listing on The Nasdaq Capital Market. The share consolidation became effective as of April 2, 2026. This consolidation reduced the total number of authorized and outstanding ordinary shares from 1,000,000,000 (comprising 994,835,049 Class A Shares and 5,164,951 Class B Shares prior to share consolidation) to 40,000,000 (comprising 39,793,402 Class A Shares and 206,598 Class B Shares after share consolidation), with the par value per share increasing from US$0.0001 to US$0.0025 (with any fractional entitlements to be round up to the next whole share). The share consolidation was accounted for on a retroactive basis pursuant to ASC 260. All ordinary shares and per share data for all periods have been retroactively restated accordingly.

Key Factors that Affect Operating Results

The Group is engaged in the international maritime transportation business of providing time charter and vessel management services globally and primarily derives its revenue from time charter contracts and providing vessel management services. We believe the principal factors that affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and those that affect conditions in countries and markets in which our vessels engage in business. Other key factors that will be fundamental to our business, future financial condition and results of operations include:

●	the demand for seaborne transportation services;

●	the ability of our commercial and chartering operations to successfully employ our vessels at economically attractive rates;

●	the effective and efficient technical management of our vessels; and

●	the strength of and growth in our customer relationships.

In addition to the factors discussed above, we believe certain specific factors will impact our consolidated results of operations. These factors include:

●	the charter hire earned by the vessels under our charters;

●	our access to capital required to acquire additional vessels and/or to implement our business strategy;

●	our ability to sell vessels at prices we deem satisfactory; and

●	our level of debt and the related interest expense and amortization of principal.

Operating Results

For the six months ended December 31, 2025 and 2024

The following table summarizes the results of our operations for the six months ended December 31, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase during such periods.

	For the six months ended December 31,			%
	2025	2024	Change	Change
REVENUE:
Total revenue	$12,588,263	$13,386,367	$(798,104)	(6)%
COST OF REVENUE:
Cost of revenues	9,582,321	9,564,100	18,221	-%
GROSS PROFIT	3,005,942	3,822,267	(816,325)	(21)%

OPERATING EXPENSES:
General and administrative expenses	3,894,427	1,261,906	2,632,521	209%
Research and development expenses	574,041	436,024	138,017	32%
Total operating expenses	4,468,468	1,697,930	2,770,538	163%
INCOME FROM OPERATIONS	(1,462,526)	2,124,337	(3,586,863)	(169)%

OTHER INCOME (EXPENSE):
Interest income	322	3,531	(3,209)	(91)%
Interest expense	(1,192,046)	(1,191,971)	(75)	-%
Other expense, net	(28,139)	(39,965)	11,826	(30)%
Total other expense, net	(1,219,863)	(1,228,405)	8,542	(1)%
(LOSS)/INCOME BEFORE INCOME TAXES	(2,682,389)	895,932	(3,578,321)	(399)%
PROVISION FOR INCOME TAXES	—	—	—	—%
NET (LOSS)/INCOME	$(2,682,389)	$895,932	$(3,578,321)	(399)%

Revenues

For the six months ended December 31, 2025, our total revenue was approximately $12.6 million as compared to approximately $13.4 million for the six months ended December 31, 2024, total revenue reduced by approximately $0.8 million, or 6%. For the six months ended December 31, 2025, revenue was impacted by dry-docking and major repairs, which resulted in off-hire days and a decrease in hire rate for time charter.

For the six months ended December 31, 2025 and 2024, the disaggregated revenues by revenue streams were as follows:

	For the six months ended December 31,			%
	2025	2024	Change	Change
Revenue:
Time charter revenue	$9,176,820	$9,977,858	$(801,038)	(8)%
Vessel management services revenue	3,411,443	3,408,509	2,934	-%
Total revenue	$12,588,263	$13,386,367	$(798,104)	(6)%

Time charter revenue reduced by approximately $0.8 million or 8% from approximately $10.0 million in the six months ended December 31, 2024, to approximately $9.2 million in the six months ended December 31, 2025. The decrease was primarily attributable to the decrease of hire rate for time charter during the six months ended December 31, 2025.

Vessel management services revenue increased remained stable at approximately $3.4 million for the six months ended December 31, 2025 and 2024.

Cost of Revenues

Cost by revenue stream:

	For the six months ended December 31,			%
	2025	2024	Change	Change
Cost by revenue stream:
Cost of time charter revenue	$6,676,992	$6,509,744	$167,248	3%
Cost of vessel management services revenue	2,905,329	3,054,356	(149,027)	(5)%
Total cost	$9,582,321	$9,564,100	$18,221	-%

	For the six months ended December 31,			%
	2025	2024	Change	Change
Cost by type:
Vessel lease expense	$1,708,380	$1,682,250	$26,130	2%
Depreciation and amortization	1,844,122	1,853,051	(8,929)	-%
Crew salary	3,389,202	3,013,299	375,903	12%
Other	2,640,617	3,015,500	(374,883)	(12)%
Total cost	$9,582,321	$9,564,100	$18,221	-%

Our cost of revenues mainly consists of vessel lease expense, depreciation and amortization, crew salary and others. Total cost amounted to approximately $9.6 million for the six months ended December 31, 2025 and 2024, reflecting no material change between the two periods.

Vessel lease expense was approximately $1.7 million for the six months ended December 31, 2025 and 2024. Depreciation and amortization were approximately $1.8 million and $1.9 million for the six months ended December 31, 2025 and 2024. Crew salary was approximately $3.4 million for the six months ended December 31, 2025, representing an increase of approximately $0.4 million compared to approximately $3.0 million for the six months ended December 31, 2024. The increase was mainly due to an increase in the number of crew members. Other cost was approximately $2.6 million for the six months ended December 31, 2025, representing a decrease of approximately $0.4 million compared to approximately $3.0 million for the six months ended December 31, 2024. The decrease was mainly due to lower vessel maintenance and repair expenses.

Gross profit

	For the six months ended December 31,
	2025		2024
GROSS PROFIT	Gross Profit	Gross Margin	Gross Profit	Gross Margin
Gross profit for time charter	$2,499,828	27%	$3,468,114	35%
Gross profit for vessel management services	506,114	15%	354,153	10%
Total gross profit	$3,005,942	24%	$3,822,267	29%

Our gross profit amounted to approximately $3.0 million for the six months ended December 31, 2025, compared to a gross profit of approximately $3.8 million for the six months ended December 31, 2024. Gross margin as a percent of overall revenue for the six months ended December 31, 2025, and 2024 was 24% and 29%, respectively. The decrease in gross profit margin was primarily due to lower gross profit margin for time charter in the six months ended December 31, 2025. Gross profit margin for time charter was 27% and 35%, respectively, for the six months ended December 31, 2025, and 2024.

Operating Expenses

	For the six months ended December 31,			%
	2025	2024	Change	Change
OPERATING EXPENSES:
General and administrative	$3,894,427	1,261,906	$2,632,521	209%
Research and development expenses	574,041	436,024	138,017	32%
Total operating expenses	$4,468,468	$1,697,930	$2,770,538	163%

Our operating expenses consist of general and administrative expenses and research and development expenses. Operating expenses increased by approximately $2.8 million, or 163%, from approximately $1.7 million for the six months ended December 31, 2024, to approximately $4.5 million for the six months ended December 31, 2025 due to increase of approximately $0.1 million in research and development expenses and increase of approximately $2.6 million in general and administrative.

General and administrative expenses primarily consist of salary and compensation expenses relating to our accounting, human resources, and executive office personnel, and included office rental and depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs. General and administrative expenses increased by approximately $2.6 million due to (a) professional consulting and legal fees increased by approximately $2.1 million from $0.4 for the six months ended December 31, 2024, to approximately $2.5 million for the six months ended December 31, 2025, (b) other expenses including salary expenses, insurance expense etc. increased approximately $0.5 million.

The Group incurred approximately $0.6 million research and development expenses for entrusting a third party to conduct research on pulp transport device, pulp residue processing and remote control of ship pulping operation for the six months ended December 31, 2025.

Other expenses, net

Other expense, net primarily consists of interest income, interest expense and other expense. Other expense, net was approximately $1.2 million for both the six months ended December 31, 2025 and 2024, remaining stable compared to the prior year.

Net (loss)/income

As a result of the foregoing, net loss amounted to approximately $2.7 million for the six months ended December 31, 2025, compared to a net income of approximately $0.9 million for the six months ended December 31, 2024. The net loss was primarily attributable to strategic investments in post-IPO expansion initiatives, which included approximately $2.1 million in professional and advisory service fees incurred in connection with the execution of these growth plans.

Taxation

Cayman Islands

Intercont is incorporated in Cayman Islands as an offshore holding Group and is not subject to tax on income or capital gain under the laws of Cayman Islands. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

British Virgin Islands Taxation

Under the current laws of the British Virgin Islands, the Group’s subsidiary incorporated in BVI is not subject to income tax.

Hong Kong

The Group’s shipping subsidiaries are registered in Hong Kong, where charter hire, whether attributable to a time charterparty or a bareboat charterparty, derived by a Hong Kong resident or non-resident ship operator from the operation of ships (wherever registered) outside the waters of Hong Kong and the river trade waters, or commencing from Hong Kong and proceeding to sea, is not chargeable to profits tax according to local tax regulations. Therefore, the Group’s revenue from shipping subsidiaries is either not subject or exempt from income tax according to the tax regulations prevailing in the country in which the Group operates. Hong Kong does not impose withholding tax on dividends and interest currently

Certain Mainland China Tax Laws and Regulations Consideration

The Enterprise Income Tax Law and the Implementing Rules impose a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises in mainland China, except where tax incentives are granted to special industries and projects. Under the Enterprise Income Tax Law, an enterprise established outside PRC with “de facto management bodies” within mainland China is considered a “resident enterprise” for mainland China enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies promulgated by the SAT and last amended on December 29, 2017 and the Announcement of the State Administration of Taxation on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions promulgated by the SAT on January 29, 2014 set out the standards used to classify certain Chinese invested enterprises controlled by mainland China enterprises or mainland China enterprise groups and established outside of China as “resident enterprises”, which also clarified that dividends and other income paid by such mainland China “resident enterprises” will be considered mainland China source income and subject to mainland China withholding tax, currently at a rate of 10%, when paid to non-mainland China enterprise shareholders. This notice also subjects such mainland China “resident enterprises” to various reporting requirements with the mainland China tax authorities. Under the Implementing Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. On October 17, 2017, the SAT issued the Bulletin on Issues Concerning the Withholding of Non-PRC Resident Enterprise Income Tax at Source, or Bulletin 37, which replaced the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, issued by the SAT, on December 10, 2009, and partially replaced and supplemented by the rules under the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, issued by the SAT, on February 3, 2015. Under Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. In respect of an indirect offshore transfer of assets of a mainland China establishment, the relevant gain is to be regarded as effectively connected with the mainland China establishment and therefore included in its enterprise income tax filing, and would consequently be subject to enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a mainland China establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments bears the withholding obligation. Pursuant to Bulletin 37, the withholding party shall declare and pay the withheld tax to the competent tax authority in the place where such withholding party is located within 7 days from the date of occurrence of the withholding obligation. Both Bulletin 37 and Bulletin 7 do not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

The National People’s Congress of the PRC enacted the Enterprise Income Tax Law, which became effective on January 1, 2008 and last amended on December 29, 2018. According to Enterprise Income Tax Law and the Regulation on the Implementation of the Enterprise Income Tax Law, or the Implementing Rules, which became effective on January 1, 2008 and further amended on April 23, 2019, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in mainland China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a preferential withholding arrangement. According to the Notice of the Arrangement between mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income (“Double Tax Avoidance Arrangement”), the withholding tax rate in respect of the payment of dividends by a mainland China enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the mainland China enterprise and certain other conditions are met, including: (i) the Hong Kong enterprise must directly own the required percentage of equity interests and voting rights in the mainland China resident enterprise; and (ii) the Hong Kong enterprise must have directly owned such required percentage in the mainland China resident enterprise throughout the 12 months prior to receiving the dividends. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such mainland China tax authorities may adjust the preferential tax treatment; and based on the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties issued by the SAT on February 3, 2018 and effective from April 1, 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner”, and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

We conduct our operations solely in Hong Kong through our Hong Kong Subsidiaries without any operation, subsidiary or VIE structure in mainland China. None of our subsidiaries directly or indirectly hold any interests in any enterprises in mainland China, and all of our revenues and profits are generated by our Hong Kong Subsidiaries in Hong Kong. After consulting our counsel as to PRC law, Jingtian & Gongcheng, we do not consider the said Enterprise Income Tax Law, or the Double Tax Avoidance Arrangement, or any mainland Chinese taxation law and regulations, restrict our ability to conduct our business, accept foreign investment or impose limitations on our ability to list on any U.S. or foreign stock exchange.

Liquidity and Capital Resources

Substantially all of our operations are conducted in open sea and all of our revenue, expenses, and cash are denominated in USD. As of December 31, 2025, cash of approximately $4.0 million were held by the Group, of which $3.8 million were held in Singapore.

The Company is a holding company with no material operations of its own. We conduct operations primarily through our subsidiaries in Hong Kong. As a result, the Group’s ability to pay dividends depends upon dividends paid by our subsidiaries. Our subsidiaries in Hong Kong are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Hong Kong accounting standards and regulations.

In assessing its liquidity, the Group monitors and analyzes its cash on hand, ability to generate sufficient revenue sources in the future and operating and capital expenditure commitments. As of December 31, 2025, the Group had cash of approximately $4.0 million. As of December 31, 2025 and June 30, 2025, the Group’s working capital deficit was approximately $16.2 million and $15.7 million, respectively.

The Group has historically funded its working capital needs primarily from operations, loans, advance payments from customers and contributions by shareholders. Its working capital requirements are affected by the efficiency of operations, the numerical volume and dollar value of revenue contracts and the timing of accounts receivable collections. The going concern status of the Company depends on its ability to generate sufficient cash flows to meet its obligations in a timely manner and to obtain additional income or debt as may be required and/or recurring financial support from shareholders or other related parties. The Group’s primary shareholders have agreed to provide financial support commitment to the Company until October 31, 2026. As of March 31, 2026, the Company had cash and cash equivalents amounting to approximately $3.8 million. As a result, management believes that current levels of cash and cash flows will be sufficient to meet anticipated cash needs for at least the next 12 months from the date of the issuance of this report. However, the Group may need additional cash resources in the future if it experiences changed business conditions or other developments and may also need additional cash resources in the future if it wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If the Group determine that the cash requirements exceed amounts of cash on hand, it may seek to issue debt or equity securities or obtain a credit facility.

Taking into account the ability for the Group to raise finances, the management has alleviated the substantial doubt about the Group’s ability to continue as a going concern.

The following summarizes the key components of our cash flows for the six months ended December 31, 2025 and 2024.

	For the six months ended December 31,
	2025	2024
Net cash (used in)/provided by operating activities	$(7,212,036)	$3,182,157
Net cash provided by/(used in) investing activities	8,963,561	(546,901)
Net cash used in financing activities	(3,357,613)	(1,481,971)
Net (decrease)/increase in cash	$(1,606,088)	$1,153,285

Operating Activities

Net cash used in operating activities was approximately $7.2 million for the six months ended December 31, 2025. Cash used in operating activities for the six months ended December 31, 2025 mainly consisted of net loss of approximately $2.7 million, noncash adjustments of approximately $4.2 million, an increase of approximately $8.2 million in prepayments and other assets primarily resulted from strategic payments made for advisory and consulting services in support of management’s expansion initiatives, these prepayments are associated with non-recurring project-based arrangements and are not indicative of the ongoing operating expenditure profile of the Group, and a decrease of approximate of $1.4 million in operating lease liabilities, offset by a decrease of approximately $1.0 million in accounts receivable(including accounts receivable- related parties).

Net cash provided by operating activities was approximately $3.2 million for the six months ended December 31, 2024. Cash provided by operating activities for the six months ended December 31, 2024 mainly consisted of net income of approximately $0.9 million, noncash adjustments of approximately $3.6 million, a decrease of approximately $0.3 million in accounts receivable, offset by a decrease of approximate of $1.7 million in operating lease liabilities.

Investing Activities

Net cash provided by investing activities for the six months ended December 31, 2025 was approximately $9.0 million, mainly consisting of purchase of long-lived assets for approximately $1.3 million and receive from short-term investment for approximately $10.3 million.

Net cash used in investing activities for the six months ended December 31, 2024 was approximately $0.5 million, mainly consisting of purchase of long-lived assets for approximately $0.5 million.

Financing Activities

Net cash used in financing activities was approximately $3.4 million for the six months ended December 31, 2025, consisted of repayment of loan from related-party of approximately $3.0 million, financing lease-principal repayment of approximately $1.7 million, and repayment long-term loan of approximately $0.8 million, offset by proceeds from convertible note of approximately $2.0 million and proceeds from private placement of approximately $0.2 million.

Net cash used in financing activities was approximately $1.5 million for the six months ended December 31, 2024, consisted of repayment of long-term loan of approximately $0.8 million, financing lease-principal repayment of approximately $1.6 million, and deferred IPO cost of approximately $0.4 million, offset by proceeds from private placement of approximately $1.4 million.

Capital Expenditures

We made capital expenditures of approximately $1.3 million and $0.5 million for the six months ended December 31, 2025 and 2024, respectively. Our capital expenditures were mainly used for vessel purchase and improvements.

Contractual Obligations

The Group had an outstanding loan of $2,101,891 as of December 31, 2025. The Group has also entered into non-cancellable operating and financing lease agreements to charter-in vessels, which will expire in January 2026, September 2028 and January 2029, respectively.

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2025, which are presented on an undiscounted basis:

	Payment Due by Fiscal Years Ending June 30,
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Financing lease arrangements	$14,002,884	$2,080,635	$7,739,495	$4,182,754	$-
Loan	2,129,520	828,144	1,301,376	-	-
Total	$16,132,404	$2,908,779	$9,040,871	$4,182,754	$-

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for six months ended December 31, 2025 and 2024 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Research and Development, Patents and Licenses, Etc.

See “Item 4.D. Property, Plants, and Equipment — Intellectual Property” in the 20-F filed on October 30, 2025.

Trend Information

Other than as described elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operating results or financial condition.

Quantitative and Qualitative Disclosures about Market Risk

Inflation Risk

Inflationary factors, such as increases in personnel and overhead costs, could impair the Company’s operating results. Although the Company does not believe that inflation has had a material impact on its financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on the Company’s ability to maintain current levels of operating expense as a percentage of sales revenue if the revenues do not increase.

Credit Risk

Assets that potentially subject the Group to a significant concentration of credit risk primarily consist of cash and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts at the balance sheet dates. As of December 31, 2025 and June 30, 2025, the aggregate amount of cash of $3,829,158 and $5,441,407, respectively, was held at major financial institutions in Singapore. The Group believes that no significant credit risk exists as all of the Group’s cash are held with financial institutions in Singapore of high credit quality. Deposits are insured by the Singapore Deposit Insurance Corporation, for up to 100,000 Singapore Dollar (approximately $78,000) in aggregate per depositor. The Group conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Group establishes an accounting policy to provide for allowance for credit loss based on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest expenses on our long-term loan. Our long-term loan bears interest at variable rate. Our future interest expenses may exceed expectations due to changes in market interest rates. Increased interest rates may have a material impact on our results of operations and financial condition. Historically, we incurred total interest expense amounted to $1.2 million for the six months ended December 31, 2025 and 2024. Increased interest rates will have a direct impact on us by increasing our interest expenses and in turn decreasing our cash. As of December 31, 2025, we had approximately total $2.1 million of long-term loan. In addition, as increased interest rates would make it more costly for us to fund our operations by borrowing, we would need to take additional measures to maintain a healthy cash flow, such as by tightening our control over accounts payable and accounts receivable. We may do so by, for example, further negotiating credit terms with customers and suppliers. As a result, our accounts receivable may decrease and our accounts payable may increase to offset the impact of higher borrowing costs.

Internal Control Over Financial Reporting

As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. In connection with the audits of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified one material weaknesses in our internal control over financial reporting as of December 31, 2025. The material weaknesses identified relate to our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP and financial reporting requirements set forth by the SEC to design and implement key controls over financial reporting process to address complex U.S. GAAP accounting issues and related disclosures, in accordance with U.S. GAAP and SEC financial reporting requirements.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal controls under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal controls over financial reporting. Had we performed a formal assessment of our internal controls over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses or internal control deficiencies may have been identified.

To remediate our identified material weakness, we are in the process of implementing a number of measures to improve our internal controls over financial reporting, including, among others: (a) hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP and SEC reporting requirements and (b) organizing regular training for our accounting staff, especially training related to U.S. GAAP and SEC reporting requirements. We also plan to adopt additional measures to improve our internal control over financial reporting, including, among others, creating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest U.S. GAAP accounting standards, and establishing an audit committee and strengthening corporate governance. However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to correct these deficiencies or failure to discover and address any other deficiencies could result in inaccuracies in our consolidated financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Critical Accounting Estimates

In preparing our unaudited condensed consolidated financial statements we have made estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Accounting estimates are deemed critical if they involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations. Significant accounting estimates required to be made by management include, but are not limited to impairment of long-lived assets, determination of incremental borrowing rate for leases, expected credit loss of receivables.  A summary of our significant accounting policies which are important to the portrayal of our financial condition and results of operations is set forth in Note 2 to our unaudited condensed consolidated financial statements included in this filing.

Estimation on fair value of vessels

Vessels, totaling approximately $47.9 million as of December 31, 2025 and accounting for 76% of our total assets, are our most important operating assets. We review periodically for potential impairment whenever events or changes in circumstances indicate that the carrying value may not be fully recoverable. If this review determines that the amount recorded will not be recovered, the amount recorded for the asset group is reduced to its estimated fair value. These asset impairment analyses are highly subjective because they require management to make assumptions and apply considerable judgments to, among other things, estimates of the timing and amount of future cash flows, expected useful lives of the assets, potential impact of future events, including changes in economic conditions and operating performance, and future costs of maintenance and improvements of the assets. If management uses different assumptions or if different conditions occur in future periods, the Company’s financial condition or its future operating results could be materially impacted. The Company has evaluated its long-lived assets for impairment and determined that there was no impairment as of December 31, 2025 and June 30, 2025.

Recent Accounting Pronouncements

A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Significant Accounting Policies” of our unaudited condensed consolidated financial statements.